Vantiv, Inc.
May 3, 2013
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561
Attention: Andrew D. Mew

Re:	Vantiv, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 20, 2013 File No. 1-35462
Dear Mr. Mew:
Vantiv, Inc., a Delaware corporation (“Vantiv,” “we” or the “Company”), is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 1, 2013, with respect to Vantiv’s Form 10-K filed with the Commission on February 20, 2013 for the fiscal year ended December 31, 2012 (SEC File No. 1-35462) (the “Form 10-K”).
For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2012
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48
Cash Net Income, page 52

1.
We note your presentation of the non-GAAP financial measure “Cash Net Income” and its use in understanding your past financial performance. We note that you characterize it as a performance measure rather than a liquidity measure. However, we are unclear regarding how it is considered a performance measure in light of its caption of “Cash Net Income” along with the various adjustments such as amortization expense, transition, acquisition and integration costs, stock based compensation to net income. If you believe it to be a performance measure, please provide further detail regarding your basis and appropriately revise the caption without the use of the word “Cash.” Alternatively, if you determine this to be a liquidity measure, please clearly indicate so and provide reconciliation of the non-GAAP measure to cash flow from operating activities and balance your discussion with the three major categories of the statement of cash flows. Refer to section 102.6 of the non-GAAP C&DIs.

We respectfully advise the Staff that we use Cash Net Income as a performance measure and we will specifically and clearly state that in future filings. In addition, in response to the comment and to avoid any potential confusion, we will change references to Cash Net Income to Pro Forma Adjusted Net Income.

In our experience — and we believe the experience of other companies in the payments industry —investors and analysts understand that Cash Net Income is used exclusively as a financial performance measure.  This measure is used by investors and analysts as Vantiv’s primary financial performance measure, and we do not believe that investors or analysts have been confused that it is either a cash flow or liquidity measure. In fact, analysts that provide research on Vantiv’s stock use Cash Net Income as the primary measure of our performance. We believe that this financial performance measure provides useful information about operating results, enhance the overall understanding of past financial performance and future prospects, increases comparability of our performance from period to period, and allows for greater transparency with respect to key metrics used by management in its financial and operational decision making.

2.
Refer to your income tax expense adjustment and footnote (6) within the Net Income to “Cash net income” reconciliation. Please explain to us in further detail your basis for this adjustment as it represents the pro forma income tax effect resulting from assumed conversion of your non-controlling interests into Class A common stock rather than an amount already included in the financial statements. Otherwise, please remove this adjustment in future filings.

We respectfully advise the Staff that we use the income tax adjustment to reflect the anticipated tax expense, assuming the conversion of our non-controlling interest into Class A common stock, in order to present a comparable performance measure to other companies that do not have a similar non-controlling interests and to present our performance on a consistent basis from period-to-period as the amount of our non-controlling interest changes as Fifth Third Bank sells its interests in Vantiv Holding, LLC. We acknowledge, however, that such income tax expense adjustment more appropriately represents a pro forma adjustment rather than a non-GAAP adjustment. As such, in response to the Staff’s comment, beginning with our next quarterly report on Form 10-Q, we will disclose the tax adjustments as pro forma adjustments. Further, we will provide the revised presentation for our full year 2012 and 2011 results under Item 5 of our next quarterly report on Form 10-Q. The revised disclosure will include the following proposed table:

(in thousands)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Income (loss) before applicable income taxes	$62,276	$(62,963)
Non-GAAP Adjustments:
Transition, acquisition and integration costs	3,221	2,059
Share-based compensation	6,740	8,663
Intangible amortization	30,460	29,289
Non-operating expenses	—	91,836
Non-GAAP Adjusted Income Before Applicable Income Taxes	102,697	68,884

Pro Forma Adjustments:
Income tax expense adjustment	(39,538)	(26,520)
Tax adjustments	4,242	—
Pro Forma Adjusted Net Income	$67,401	$42,364

3.
We note the tax adjustment under footnote (7) in which it composed of various components including the related payment obligations under the TRAs. In that regard, explain to us and disclose how you estimate the amounts of these components including the related payment obligations under the TRAs.

We respectfully submit that income tax expense is adjusted for the cash tax benefits resulting from the amortization of intangible assets and other tax attributes resulting from or acquired with our acquisitions, including Litle, the tax basis step up associated with our separation from Fifth Third and the purchase or exchange of Class B units of Vantiv Holding, net of payment obligations under TRAs established at the time of our initial public offering. The estimate of the cash tax benefits is based on the consistent and highly predictable realization of the underlying tax attributes.
Beginning with our next quarterly report on Form 10-Q, we will revise our disclosure to indicate that the cash tax benefits are determined based on the consistent and highly predictable realization of the underlying tax attributes.
Liquidity and Capital Resources, page 60

4.	Tell us and disclose how the required payments pursuant to the TRAs affect your liquidity and capital resources in the event you experience declining profitability.
We respectfully submit that a decline in our profitability would result in a corresponding reduction of our TRA payments thus having a minimal effect on our liquidity and capital resources. As disclosed on page 63 of our Annual Report on Form 10-K, payments under the TRAs are only required to the extent we realize cash savings as a result of the underlying tax attributes. For each of the TRAs, the cash savings realized by us are computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the assets of Vantiv Holding as a result of the purchase or exchange of Vantiv Holding units, had there been no tax benefit from the tax basis in the intangible assets of Vantiv Holding on the date of our IPO and had there been no tax benefit as a result of the NOLs and other tax attributes at NPC.
Beginning with our next quarterly report on Form 10-Q, we will disclose that a decline in our profitability would result in a corresponding reduction of our TRA payments thus having a minimal effect on our liquidity and capital resources.
Critical Accounting Policies, page 64
Goodwill and Intangible Assets, page 65

5.
Refer to your statement on page 85, “The customer relationships acquired in conjunction with acquisitions are amortized based on the pattern of cash flows expected to be realized, resulting in accelerated amortization on certain acquired assets.”  Explain to us and disclose how you developed the expected cash flows to be realized from these assets.  Tell us if your historical results to date have generally approximated your expected cash flows from these assets.  If applicable, explain to us how any change or deviation from expectations was factored into your accounting and related amortization of these assets.

When valuing customer relationships in a business combination, we consider the expected cash flows to be generated by the underlying portfolio of customers acquired. The expected cash flows are estimated taking into consideration, among other things, expected revenues and attrition rates, which are based on historical data and management’s best estimate of future performance.  Customer relationship intangible assets acquired in the separation transaction from Fifth Third in 2009, the acquisition of TNB in July 2010 and the acquisition of Litle in November 2012 are amortized on a straight-line basis, reflecting the low attrition rates and relatively consistent cash flow streams. The customer relationship intangible asset acquired in connection with the acquisition of NPC in November 2010 is amortized on an accelerated basis as a result of high levels of attrition in the acquired customer portfolio.
Historical results to date have generally approximated the expected cash flows of the acquired customer portfolios.
Beginning with our next Annual Report on Form 10-K, we will revise the disclosure to indicate that the expected cash flows to be realized from these assets are estimated taking into consideration expected revenues and attrition rates, which are based on historical data and management’s best estimate of future performance.
Consolidated Statements of Financial Position, page 72

6.
It appears you classify the liability related to the tax receivable agreement as long term as of December 31, 2012 and that there have been no payments due within the next year based on the contractual obligations table.  Tell us and disclose why there is no current obligation related to the tax receivable agreements.

The TRAs were put in place at the time of our IPO and our obligations under the TRAs began as we realized cash savings as a result of the underlying tax attributes beginning in 2012. Payments under the TRAs, if necessary, are required to be made no later than January 5th of the second year immediately following the current taxable year.  There are no circumstances outside of our control that would require earlier payment. Therefore, we are not required to make any payments under the TRAs during the year ended December 31, 2013.  The first payment under the TRA obligations is due in the first quarter of 2014.  As a result, we believe that we have appropriately classified the entire TRA liability as non-current as of December 31, 2012. As of March 31, 2013, we have classified approximately $31.6 million of the TRA liability as a current liability, which represents the estimated payment to be made in the first quarter of 2014.
Summary of Significant Accounting and Reporting Policies, page 79
Customer Incentives, page 81

7.
We read your disclosure that customer incentives are generally amortized using the straight-line method based on the contractual agreement.  Explain to us and disclose the circumstances when the straight-line method is not used and why the straight line amortization is reasonable given the nature of the contracts.

We respectfully advise the Staff that customer incentives are amortized on a straight-line basis over the life of the contract.  This is due to our experience that customer transactions and related revenue will be relatively even over the life of the contract.  In an instance when we expect the revenue stream to vary significantly over time, we would choose an amortization method to best align with the expected revenue stream and the terms of the contract.
Beginning with our next quarterly report on Form 10-Q, we will revise this disclosure to indicate that customer incentives are amortized on a straight-line basis.

Property and Equipment, page 85
8. Tell us and disclose the nature of construction in progress.
We respectfully submit that the Company’s construction in progress balances consist primarily of costs for internally developed software not yet placed in service.
Beginning with our next Annual Report on Form 10-K, we will clarify the nature of these items.
Long-Term Debt, page 86
2012 Debt Refinancing, page 88

9.
We read your disclosure that a component the debt refinancing was accounted for as an extinguishment and that the existing deferred financing costs and original issue discount were expensed. Please provide us your accounting analysis of the refinancing transaction. We also note a portion of the old debt was with Fifth Third, a major shareholder. Explain to us how you considered ASC 470-50-40-2 in accounting for the debt refinancing with Fifth Third. Tell us and disclose whether you consider the refinancing as debt modification or extinguishment and why.

We respectfully advise the Staff that our debt prior and subsequent to the refinancing was considered a syndicated credit agreement held by a number of lenders. The composition of the syndicate holding the debt subsequent to the refinancing varied from the syndicate participating in the debt prior to refinancing. Paragraph 55-2 of ASC 470, Debt, Subtopic 50, Modifications and Extinguishments, indicates the following:
55-2   Based on the definition of a loan syndication, for purposes of applying the guidance in this Subtopic, separate debt instruments exist between the debtor and the individual creditors participating in the syndication. If an exchange or modification offer is made to all members of the syndicate and only some of the creditors agree to the exchange or modification, the guidance in this Subtopic would be applied to debt instruments held by those creditors that agree to the exchange or modification. Debt instruments held by those creditors that do not agree would not be affected.
Pursuant to the guidance contained in paragraph 55-2, we performed an analysis of the debt prior and subsequent to the refinancing on an individual lender basis in order to determine the appropriate treatment of the refinancing (i.e. modification or extinguishment) based on the individual lenders’ participation in the debt facilities prior and subsequent to the refinancing. Certain lenders in the syndicated credit agreement prior to the refinancing chose not to participate in the refinanced syndicated credit agreement; certain lenders continued their participation at equivalent levels or higher in the refinanced debt; and certain lenders continued to participate in the refinanced debt at a reduced level. For debt associated with lenders that chose not to participate and the reduced level of debt associated with lenders that chose to participate at a reduced level, extinguishment accounting was applied with the associated deferred costs expensed. For all other lenders remaining in the refinanced syndicated credit agreement at equivalent or higher levels, the refinancing was accounted for as a modification, with associated deferred costs remaining capitalized.
With regards to debt held by Fifth Third, we considered ASC 470-50-40-2, and concluded that the refinancing should be a debt transaction based on the following items:

•	Fifth Third is not a controlling owner of either Vantiv Holding, LLC or of Vantiv, Inc.;

•	Fifth Third participated in the syndicate both prior and subsequent to the debt refinancing under terms and conditions consistent with those of other lenders; and

•
Based on Fifth Third’s levels of participation prior and subsequent to the debt refinancing, the component of the transaction associated with Fifth Third was accounted for as a modification as opposed to an extinguishment.

In our next Annual Report on Form 10-K, we will disclose that the refinancing of our related party debt was treated consistently with the overall refinancing transaction.
Income Taxes, page 99

10.
We note your disclosure of deferred tax asset associated with Partnership Basis of $141,892 as of December 31, 2012. We note the recordation was resulted from the increase in tax basis generated by the exchange of units of Vantiv Holding (a majority owned subsidiary) by Fifth Third and JPDN in connection with the IPO and the secondary offering which took place in December 2012. In that regard, please explain to us and disclose in more detail how your secondary offering triggered an increase the Partnership tax basis.

We respectfully advise the Staff that the secondary offering in December, 2012 resulted in Fifth Third exchanging units of Vantiv Holding, LLC for shares of Vantiv, Inc.'s Class A common stock which was a taxable exchange for federal income tax purposes.   Vantiv Holding, a partnership for federal income tax purposes, has an Internal Revenue Code Section 754 election in place to adjust the tax basis of partnership property to fair market value related to the portion of the partnership interest which was transferred.  This adjusted tax basis step-up was compared to the historical book basis and the resulting difference created a deferred tax asset.
Beginning with our next Annual Report on Form 10-K, we will provide further detail in our disclosure to clarify that the deferred taxes associated with Partnership Basis resulted from the tax basis step-up as described above.
Net income Per Share, page 100

11.
Please explain to us why the Class B units have been excluded in computing diluted earnings per share. In this regard, please explain to how the Class B units are anti-dilutive on an “if-converted” basis in light of the fact that Class B is not participating and you have net income.

We respectfully advise the Staff that in calculating diluted earnings per share, we considered guidance within Paragraphs 45-16 and 45-41 of ASC 260, Earnings Per Share, Subtopic 10, which indicate the following:

45-16   The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back any convertible preferred dividends and the after-tax amount of interest recognized in the period associated with any convertible debt. The numerator also is adjusted for any other changes in income or loss that would result from the assumed conversion of those potential common shares, such as profit-sharing expenses. Similar adjustments also may be necessary for certain contracts that provide the issuer or holder with a choice between settlement methods.

45-41  In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be antidilutive. Convertible preferred stock is antidilutive whenever the amount of the dividend declared in or accumulated for the current period per common share obtainable on conversion exceeds basic EPS. Similarly, convertible debt is antidilutive whenever its interest (net of tax and nondiscretionary adjustments) per common share obtainable on conversion exceeds basic EPS.

Under the “if-converted” method, the assumed conversion of the Class B units would eliminate the non-controlling interest in Vantiv Holding, resulting in Vantiv Holding becoming a wholly-owned subsidiary of Vantiv, Inc. Under these circumstances, the numerator in the calculation of diluted earnings per share is required to be adjusted to reflect 100% of the earnings of the consolidated company. Due to our federal corporate tax structure as a C corporation owning a majority interest in a limited liability company taxed as a partnership, our reported income tax expense reflects the impact of our non-controlling interest not being taxed at the statutory federal corporate tax rates. As such, in adjusting the numerator in the calculation, income tax expense is also adjusted to properly reflect income tax expense at the appropriate statutory corporate tax rates based on 100% ownership of Vantiv Holding. The anti-dilutive effect is illustrated below:

	Without Class B units (as reported)	With Class B units
	Year Ended December 31, 2012	Year Ended December 31, 2012
In 000's, except # of shares
Basic:
Net income attributable to Vantiv, Inc.	57,610	57,610
Shares used in computing basic net income per share:
Weighted-average Class A common shares	116,258,204	116,258,204
Basic net income per share	$0.50	$0.50

Diluted:
Consolidated income before applicable income taxes	—	157,611
Income tax expense excluding impact of non-controlling interest	—	60,680
Net income	57,610	96,931
Shares used in computing diluted net income per share:
Weighted-average Class A common shares	116,258,204	116,258,204
Weighted-average Class B units of Vantiv Holding	—	64,534,642
Restricted stock and phantom equity awards	1,553,857	1,553,857
Warrant	4,935,301	4,935,301
Diluted weighted-average shares outstanding	122,747,362	187,282,004
Diluted net income per share	$0.47	$0.52

As requested, Vantiv acknowledges that:

•	Vantiv is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Vantiv may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions, please contact the undersigned at (513) 900-5400.
Sincerely yours,
/s/ Mark L. Heimbouch
Mark L. Heimbouch
Chief Financial Officer

cc:     Nelson F. Greene, Esq., Chief Legal Officer, Vantiv, Inc.
    Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP